NO ACT

DC
PE
1-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024817

Received SEC

FEB 06 2008

Washington, DC 20549

February 6, 2008

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: ______
Rule: 14A-8
Public
Availability: 2/6/2008

Re: The Williams Companies, Inc.
Incoming letter dated January 15, 2008

Dear Ms. Ising:

This is in response to your letter dated January 15, 2008 concerning the shareholder proposal submitted to The Williams Companies by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

RECEIVED
2008 JAN 16 AM 11:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 97394-00023

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Williams Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. Specifically, the Proposal states:

> Resolved: Shareholders request that the Board of Directors (the "Board") of The Williams Companies, Inc. ("Williams Companies," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they cannot be subject to direct stockholder oversight. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

As discussed in more detail below, the Proposal relates to the Company's ordinary business operations because: (A) the Proposal pertains to implementation of policies and procedures relating to conflicts of interest on health care matters; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that stockholder proposals relating to both of these matters implicate ordinary business matters, and as such, these types of proposals are excludable under Rule 14a-8(i)(7).

A. The Proposal Involves Ordinary Business Matters Because It Seeks to Micro-Manage the Company's Policies and Procedures Relating to Conflicts of Interest.

The Proposal requests that the Board adopt a policy addressing conflicts of interest that arise as a result of Board members with "health industry affiliations" and Company decision-making regarding health care. At the outset, we note that the Company is in the business of finding, producing, gathering, processing and transporting natural gas. Thus, the Company does not operate in the health care industry, and the extent of its involvement in this regard is as a health care consumer with respect to the benefits it provides its employees. Moreover, the Company's Board and its committees typically do not engage in discussions regarding "pharmaceutical or health insurance issues." Instead, the Company's management is responsible for such matters as part of its day-to-day management function.

The Staff repeatedly has concurred that, pursuant to Rule 14a-8(i)(7) or its predecessor, a stockholder proposal relating to the adoption or amendment of codes of conduct and related policies may be excluded, including proposals relating to limiting potential director conflicts of interest. For example, in *Westinghouse Electric Corp.* (avail. Jan. 28, 1997), the stockholder proposal requested that the board "refrain from any business relationship with any non-management director for which the non-management director directly or indirectly receives compensation beyond the director fee." The Staff concurred with the exclusion of the proposal under the predecessor to Rule 14a-8(i)(7) because the "proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., business relationships)." Further, in *Genetronics Biomedical Corp.* (avail. Apr. 4, 2003), a stockholder proposal sought to require that the company's officers and directors avoid "all" financial conflicts of interest and not do business with any company in which an officer or director has a financial stake. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7) because the proposal appeared to include matters relating to non-extraordinary transactions.

More generally, in *Costco Wholesale Corp.* (avail. Dec. 11, 2003) the Staff permitted the company to exclude under Rule 14a-8(i)(7) a proposal to develop a "Code of Ethics that would [] address issues of bribery and corruption" and to make a report thereon. The Staff stated that the proposal could be excluded under Rule 14a-8(i)(7) "as relating to ordinary business operations (i.e., terms of its code of ethics)." *See also Verizon Communications Inc.* (avail. Feb. 23, 2007) (stockholder proposal requesting the formation of a board committee to monitor adherence to ethical business practices was excludable under Rule 14a-8(i)(7)); *Chrysler Corp.* (avail. Mar. 18, 1998) (permitting the exclusion of a proposal that requested the board review or amend the code of standards for the company's international operations); *USX Corp.* (avail. Dec. 28, 1995) (granting the exclusion of a proposal on the basis of "ordinary business operations (i.e., the terms of a corporate Code of Ethics)" where the company already maintained a comprehensive set of applicable policies); *McDonald's Corp.* (avail. Mar. 19, 1990) (permitting the exclusion of a proposal requesting a "code of business conduct" where one part of the code was to address employer/employee relations and its business policies); *NYNEX Corp.* (avail. Feb. 1, 1989) (permitting the exclusion of a proposal that requested an amendment to the code of corporate conduct where the "particular topics to be addressed in the [c]ompany's code of conduct" included the ordinary business operations of the company); *Transamerica Corp.* (avail. Jan. 22, 1986) (allowing the omission of a proposal requesting a code of corporate conduct addressing relations with various constituencies, conflicts of interest and equal employment opportunity).

The Proposal concerns conflicts of interest arising from directors with health industry affiliations and Company decision-making regarding health care. As with the stockholder proposals at issue in the precedents discussed above, the Proposal concerns the Company's ordinary business operations because the decision-making regarding health care issues is a core function of management's day-to-day operations. Moreover, the Proposal seeks to interfere with the Company's activities in managing conflicts of interests. The Board's oversight of potential director conflicts of interest in this regard is a complex process that stockholders, "as a group, [are] not . . . in a position to make an informed judgment" about. *See* 1998 Release.

Accordingly, the Proposal implicates the Company's ordinary business operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.

The Proposal also is excludable under Rule 14a-8(i)(7) because it pertains to health care costs and, thus, employee benefits. The design, maintenance and administration of health care coverage are part of the Company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact the nature of health care coverage provided to the Company's employees are best left to those who handle such decisions on a daily basis. However, as discussed below, the Proposal clearly seeks to interfere with such decision-making.

The Staff has found on several recent occasions that proposals pertaining to a company's health care costs are excludable. *See General Motors Corp.* (avail. Apr. 11, 2007); *Target Corp.* (avail. Feb. 27, 2007). In *General Motors* and *Target*, the Staff concurred that a proposal involved a matter of ordinary business where it requested the board to prepare a report examining the implications of rising health care expenses and how each company was addressing that public policy issue without compromising the health and productivity of its workforce. These recent letters are supported by ample precedent. *See, e.g., General Motors Corp.* (avail. Mar. 24, 2005) (concurring in the exclusion of a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits"). The Proposal requests that the Board develop a policy addressing conflicts of interest that arise from Board members with health industry affiliations making decisions regarding "pharmaceutical or health insurance issues." The Proposal suggests that the benefits to the Company of such a policy could include the Company increasing health care coverage and lowering the attendant costs. In this regard, the Proposal states, "[h]ealth care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies." Moreover, the Proposal asserts that a policy addressing conflicts of interests on these matters "could benefit the Company," presumably by lowering the cost of health insurance.

The Proposal suggests that eliminating potential director conflicts of interest could lead to comprehensive health insurance, which would result in lower health care costs for the Company. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to health care costs and employee benefits.

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* 1998 Release at n.30 and accompanying text. The Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. Existing Conflict of Interest Requirements Applicable to Company Directors.

The Company is listed on the New York Stock Exchange (the "NYSE") and, as such, is required to comply with the NYSE's listing standards ("Listing Standards"). Section 303A.10 of the Listing Standards requires the Company to adopt and disclose a code of business conduct and ethics for its directors. *See* Exhibit B. Section 303A.10 states that a "conflict of interest" exists "when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole," which may include when a director "takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively." To this end, the Company has adopted a Code of Business Conduct (the "Code") applicable to Company employees and members of the Board. *See* Exhibit C and available at http://www.williams.com/corporate_responsibility/governance/code.aspx. The Company's Code includes a specific section on conflicts of interest, which provides that all employees and directors are "expected to avoid or disclose any activity that may interfere, or have the appearance of interfering, with . . . responsibilities" to the Company and its stockholders. The

Code then sets forth specific examples of potential conflicts of interest, while noting, "no list of potential conflicts of interest can be complete."

Moreover, the Company is subject to Item 404(b) of Regulation S-K, which requires the disclosure of a company's "policies and procedures for the review, approval, or ratification of any transaction required to be reported under" Item 404(a) of Regulation S-K. Item 404(a) requires disclosure of related party transactions, including transactions where a director has or will have a "direct or indirect material interest." In this regard, in addition to its Code discussed above, the Company has adopted "Policies and procedures with respect to related person transactions," which provide that the Board, acting through the Audit Committee, will determine whether such a transaction "is in, or is not inconsistent with, the best interests of the Company and its stockholders" (the "Related Party Policy"). *Available at* http://www.williams.com/ corporate_responsibility/governance/audit_committee.aspx.

Additionally, the Company is incorporated in Delaware, and Delaware law addresses conflicts of interests, which would include any potential conflicts with "health industry affiliated" directors. Directors of Delaware corporations are subject to numerous fiduciary duties, including a duty of loyalty. The duty of loyalty requires that a corporate director act in the interests of the corporation and not in the director's own interests or the interests of a third party, such as an organization with which the director is affiliated. *See, e.g., Cede & Co. v. Technicolor, Inc.*, 634 A.2d 345, 361 (Del. 1993) ("Essentially, the duty of loyalty mandates that the best interest of the corporation and its shareholders takes precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.") (citations omitted). Because conflicts of interest implicate the duty of loyalty, many boards of directors, including the Company's Board, follow general corporate practice in this regard and, when a conflict of interest arises, require disclosure of the director's interest in the matter, followed by recusal from deliberations and voting on the matter, and approval of the matter by the "disinterested" directors (directors who do not have a conflict). *See, e.g., In re The Walt Disney Co. Derivative Litig.*, 2004 Del. Ch. LEXIS 132, *24 & n.49 (concluding that Disney President Michael Ovitz appropriately abstained from attending meeting where a substantial part of his own compensation was to be discussed and decided upon because of duty of loyalty, which "imposes an affirmative obligation to protect and advance the interests of the corporation and mandates that [a director] absolutely refrain from any conduct that would harm the corporation") (citations omitted); *In re Tri-Star Pictures, Inc., Litig.*, 1995 Del. Ch. LEXIS 27, *10 (noting "the Supreme Court [of Delaware's] command . . . that directors who have a conflict of interest relating to a proposed transaction should totally abstain from participating in the board's consideration of that transaction" (citing *Weinberger v. UOP, Inc.*, 457 A.2d 701, 711 (Del. 1983))). In addition, the Delaware General Corporation Law (the "DGCL") sets forth procedures for approving contracts or transactions between a corporation and another organization where one of the corporation's directors serves a director or officer, and contracts or transactions in which a director has a financial interest, that are designed to safeguard the board's decision-making process from potential conflicts and maintain the enforceability of the contract or transaction. *See* 8 Del. Code §144 (2007).

While the Code, the Related Party Policy and Delaware law do not specifically address "health industry affiliations," this is to be expected as it is not possible to identify in advance all the types of potential conflicts of interest that might arise. This is why the Company's Code specifically notes that "no list of potential conflicts can be complete." Instead, the Code's provision related to conflicts of interest is intended to be a broad statement of ethical responsibility so that the Board can deal with specific situations as they occur. Thus, through Board actions adopting the Code and the Related Party Policy and through Delaware law, the Company has implemented the essential objective of the Proposal – addressing conflicts of interest by health industry affiliated directors. *See, e.g., The Talbots, Inc.* (avail. Apr. 5, 2002) (concurring with the exclusion of a proposal requiring the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had established a code of vendor conduct, monitored vendor compliance and published related information); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for overseas suppliers was substantially addressed by existing company guidelines and, thus, was excludable as moot).

Moreover, the fact that the Company has not implemented the Proposal through a specific amendment to the Company's "existing policies regarding related party transactions" alone is irrelevant since existing provisions in the Code, the Related Party Policy and Delaware law "compare favorably with the guidelines of the [P]roposal." For example, in *Intel Corp.* (avail. Feb. 14, 2005), the company received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through the Financial Accounting Standards Board's adoption of Statement No. 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different from company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting standard had substantially implemented the proposal and permitted exclusion of the proposal.

Thus, the Company's adoption of its Code of Business Conduct and Related Party Policy, as well as its adherence to Delaware law and the NYSE Listing Standards, demonstrate that it has substantially implemented the Proposal, and the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Brian K. Shore, the Company's Corporate Secretary, at (918) 573-4201.

Sincerely,

Elizabeth A. Ising

EAI/csh
Enclosures

cc: Brian K. Shore, Corporate Secretary, The Williams Companies, Inc.
Daniel F. Pedrotty, AFL-CIO Reserve Fund

100368472_8.DOC

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY, PRESIDENT | RICHARD L. TRUMKA, SECRETARY-TREASURER | ARLENE HOLT BAKER, EXECUTIVE VICE PRESIDENT

Gerald W. McEntee, Patricia Friend, Robert A. Scardelletti, Harold Schaitberger, Cecil Roberts, Edward J. McElroy Jr., Baxter M. Atkinson, Vincent Giblin, Warren George, Robbie Sparks, Alan Rosenberg, Gene Upshaw, Michael Goodwin, R. Thomas Buffenbarger, Edwin D. Hill, Edward C. Sullivan, Ron Gettelfinger, John Gage, William Hite, Gregory J. Junemann, Nancy Wohlforth, Capt. John Prater, Michael Sacco, William Lucy, Elizabeth Bunn, Joseph J. Hunt, William Burrus, James Williams, William H. Young, Andrea E. Brooks, Laura Rico, Paul C. Thompson, Rose Ann DeMoro, Frank Hurt, Leon Lynch, Michael J. Sullivan, Clyde Rivers, Leo W. Gerard, John J. Flynn, Nat LaCour, Larry Cohen, Thomas C. Short, James C. Little

December 3, 2007

By UPS Next Day Air

Mr. Brian K. Shore, Secretary
The Williams Companies, Inc.
One Williams Center, MD 47
Tulsa, Oklahoma 74172

Dear Mr. Shore:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of The Williams Companies, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP:ms
opeiu #2, afl-cio

Attachment

Resolved: Shareholders request that the Board of Directors (the "Board") of The Williams Companies, Inc. ("Williams Companies," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting Statement

Williams Companies directors William R. Howell and George A. Lorch are also directors of Pfizer Inc. Both sit on the Nominating and Governance Committee at the Company. Mr. Howell is the Lead Director and also Chair of the Compensation Committee at the Company.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining that "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek, 7/3/2007*)

Health care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. *(Dr. Kenneth Thorpe, Emory University, 2007)*

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues that could benefit the Company.

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

EXHIBIT B

NYSE LISTED COMPANY MANUAL

Last Modified: 11/03/2004

303A.00 Corporate Governance Standards

303A.10 Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Commentary: No code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, such a code can focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help to foster a culture of honesty and accountability.

Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. This disclosure requirement should inhibit casual and perhaps questionable waivers, and should help assure that, when warranted, a waiver is accompanied by appropriate controls designed to protect the listed company. It will also give shareholders the opportunity to evaluate the board's performance in granting waivers.

Each code of business conduct and ethics must also contain compliance standards and procedures that will facilitate the effective operation of the code. These standards should ensure the prompt and consistent action against violations of the code. Each listed company's website must include its code of business conduct and ethics. The listed company must state in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC, that the foregoing information is available on its website and that the information is available in print to any shareholder who requests it.

Each listed company may determine its own policies, but all listed companies should address the most important topics, including the following:

- **Conflicts of interest.** A "conflict of interest" occurs when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. Loans to, or guarantees of obligations of, such persons are of special concern. The listed company should have a policy prohibiting such conflicts of interest, and providing a means for employees, officers and directors to communicate potential conflicts to the listed company.
- **Corporate opportunities.** Employees, officers and directors should be prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the

opportunity to do so arises.

- **Confidentiality.** Employees, officers and directors should maintain the confidentiality of information entrusted to them by the listed company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.
- **Fair dealing.** Each employee, officer and director should endeavor to deal fairly with the company's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Listed companies may write their codes in a manner that does not alter existing legal rights and obligations of companies and their employees, such as "at will" employment arrangements.
- **Protection and proper use of company assets.** All employees, officers and directors should protect the company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the listed company's profitability. All company assets should be used for legitimate business purposes.
- **Compliance with laws, rules and regulations (including insider trading laws).** The listed company should proactively promote compliance with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal, and should be dealt with decisively.
- **Encouraging the reporting of any illegal or unethical behavior.** The listed company should proactively promote ethical behavior. The company should encourage employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. To encourage employees to report such violations, the listed company must ensure that employees know that the company will not allow retaliation for reports made in good faith.

EXHIBIT C


Williams' environmental experts, like Gretchen Kohler, bring scientific precision to the task of protecting our natural resources.

Williams Code of Business Conduct

Protecting Company Assets

Williams Ethics & Compliance Program

Message from the CEO

Williams' success has been and always will be tied to our employees' commitment to the company's Core Values & Beliefs. It is not enough to achieve the right results. They must be achieved the right way.

Of course, business conduct issues are not always black and white. That is where this Code of Business Conduct can help. The Code, which was approved by the Executive Officer Team and Williams' Board of Directors, was designed as a guide for all our employees and directors to help them put the Core Values & Beliefs into practice when performing their duties on behalf of Williams. While no Code can be totally comprehensive, it does provide guidance for some of the more common issues we might face at Williams.

This Code also identifies other resources available to all of us to help resolve ethical issues at work. The company understands there are times when we all need help deciding the right thing to do, and it is important we know where we can turn for assistance in resolving such issues.

Corporate governance is taken very seriously at Williams, and we are all responsible for reading, understanding and adhering to the business conduct standards outlined in this Code. Though not anticipated, any waiver of this Code must be approved by the Williams Board of Directors, and such waiver for directors and executive officers must be promptly disclosed to shareholders.

Thank you for your continued commitment to the company's Core Values & Beliefs and doing business the right way. Williams' future success depends on it.

Sincerely,

Steve Malcolm
Chairman, President and Chief Executive Officer

Back to top

Core Values & Beliefs

Integrity
Integrity must not be compromised. Honest relationships and trust are essential for long-term business success. We deal fairly in all our business relations.

Investors
We are committed to providing our investors an attractive return over the long term.

Customers
Customers are the essence of our business. Customers are all parties with whom we deal. We work to satisfy our customers' requirements and anticipate their expectations. To succeed, we must work with our customers to help make them winners, too.

Employees
People are the company's most valuable resource. Employees possess immense powers of innovation, imagination, skill and a desire to accomplish something of significance. Working as a team enables all of us to realize our full potential.

Communities
We recognize and enthusiastically accept our responsibility to the communities we serve, through acting as a good neighbor and through involvement and support for community activities. We are committed to protecting the public, the environment and our natural resources by operating in a safe, reliable manner.

Entrepreneurial Spirit
We maintain a corporate culture that values originality, invention and creativity, and that nurtures these qualities through openness and reverence for the entrepreneurial spirit.

Tolerance for Risk
The company's willingness to take risks in deploying new technology and investing in large capital projects is central to its culture and its success.

Efficiency
Efficiency means the difference between success and failure. We will relentlessly pursue a more efficient way to do everything we undertake.

Autonomy of Operating Units
The autonomy of operating units is important to promote focus, fast decision making and ultimately commitment, which is essential for success. At the same time, cooperation must exist so that operating units work efficiently together and share ideas. Autonomy and entrepreneurial spirit go hand in hand.

Change
We welcome change for the opportunities it offers.

Back to top

Guidance for Resolving and Reporting Concerns

Quick Ethics Check

If you are in doubt when faced with an ethical dilemma, ask yourself:

- Is it legal? If legal, is it the right thing to do?
- Is it consistent with Williams' policies, standards, and Core Values & Beliefs?
- What would my family think about it?
- How would it look in a newspaper article?

If you are still not sure what to do, seek guidance from one of the reporting channels listed in the next section.

Back to top

Where to Seek Guidance

This Code is a guide for helping Williams employees conduct their business in a manner consistent with

Williams' Core Values & Beliefs. Because our business can be very complex at times, the Code is not meant to provide all the answers. It also doesn't form the basis for a contract or claim of any kind. Instead, the Code is intended to be a practical guide to some of the more common situations that many of us may face from time to time.

Just like the Code, none of us is expected to have all the answers. When we have questions or concerns about business conduct, the company expects us to seek the guidance we need from the following reporting channels. Personnel in these reporting channels are sensitive to requests for confidential and anonymous treatment. However, reports involving a threat to life and property, illegal activities or legal action against the company are examples of when action required by the company may not allow for complete confidentiality or anonymity.

Supervisor – It is often most effective to report our concerns to our immediate supervisor. Supervisors are directly responsible for providing their employees with the resources necessary to resolve problems or concerns.

Next Level(s) of Management – In the event an issue is not handled to our satisfaction or we are not comfortable discussing it with our immediate supervisor, we can take the matter to the next level(s) of management. Another effective channel for problem solving is Human Resources, who has a primary role to support the employee. In addition, the Legal Department is there to assist us with legal issues.

Functional Vice President – If these previous steps do not resolve the issue, we can make arrangements to review the situation with our functional vice president.

Business Ethics Resource Center – If the above channels do not provide a satisfactory resolution, we may also contact the Business Ethics Resource Center (see contact information at the end of this Code). All concerns reported to the Business Ethics Resource Center will be evaluated to determine the appropriate course of action to be taken. **If we want to report anonymously, we may call the Action Line (1-800-324-3606).**

In addition, the Audit Committee of the Williams Board of Directors has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. If we have unresolved concerns regarding questionable accounting or auditing matters, we should promptly contact one of the reporting channels listed above. These reporting channels should immediately communicate those concerns to the Business Ethics Resource Center, which is responsible for reporting such information to the Audit Committee.

Back to top

Reporting Suspected Violations

We all have a responsibility for promptly reporting unauthorized or unlawful activity. Williams understands employees may be reluctant to report violations if they believe the reporting employee will be subjected to retaliation. **Therefore, it is important for us to understand that Williams will not tolerate retaliation against any employee who reports a suspected violation in good faith.**

Back to top

Investigations and Corrective Actions

All reports of suspected violations will be evaluated by Williams. An investigation will be conducted if the evaluation points to a potential problem. If the results of an investigation indicate that corrective action needs to be taken, the company will determine the appropriate steps, including employee discipline, dismissal and possible legal proceedings. Such actions will also be brought against individuals who have willfully failed to report known violations.

Back to top

Our Work Environment

A good working environment helps support many of our Core Values. It helps protect our most valuable resource, our employees, and allows us all to reach our greatest potential. It is also consistent with our recognized responsibility to serve our communities by helping to protect the public and the environment. Our work environment includes the work site, company events and anywhere our employees may serve as representatives of Williams.

A positive work environment helps promote a willingness among employees to embrace change, take risks, and work together as efficiently as possible. It also creates a culture that nurtures our entrepreneurial spirits, and supports us when it is more effective to be autonomous.

We all are responsible for promoting the most productive and positive working environment possible. Our behaviors can affect our work environment, as well as Williams' reputation in the community. We expect that employees will maintain a high degree of integrity and honesty, and are committed to professional behavior at work and anywhere they might be acting as representatives of Williams. By doing so, we support our Core Values and contribute to our company's future success.

Back to top

Equal Opportunity, Affirmative Action and Diversity

Williams has a strong commitment to equal opportunity, affirmative action and diversity in the workforce. We believe in treating people with dignity and providing equal employment and advancement opportunities based on merit, experience and other work-related criteria.

We value the unique contributions that every employee brings to her or his role within the company and consider the variety of perspectives and backgrounds that exist within Williams a competitive advantage for us in the marketplace. Williams is committed to treating all employees fairly, without regard to any characteristics that have no bearing on job performance.

Back to top

Harassment/Violence

Respecting the rights of others in the workplace is a primary focus at Williams. There are certain behaviors that are not acceptable under any circumstances – such as harassment and/or violence of any kind. Examples include any unwelcome behavior such as advances, inappropriate jokes, intimidation, offensive language, physical contact, threats or any other inappropriate behavior that creates a hostile working environment for other employees. It also covers such acts that occur off company premises involving someone who is acting in the capacity of a representative of Williams.

Back to top

Health, Safety & the Environment

Williams is committed to the goal of healthy, safe and environmentally sound business practices and operations. We are responsible for using all reasonable efforts to operate in a manner that preserves the environment and protects the health and safety of our employees and others. We are also responsible for complying with all applicable laws and regulations relating to the protection of the environment and the maintenance of a healthy and safe workplace.

Back to top

Alcohol and Substance Abuse

Our work benefits from our clear thinking and ability to react quickly. It is important for us to understand that Williams will not tolerate unauthorized use, possession and distribution, or being under the influence of alcohol or illegal drugs in the workplace.

VP-level approval is required before serving alcohol on company premises or at a company-sponsored event. If alcohol is served at a company-sponsored event or anywhere an employee is representing Williams, the employee is expected to behave respectfully and responsibly for their safety and the safety of others.

A voluntary Employee Assistance Program (EAP) is available through Williams for those seeking to overcome drug or alcohol related problems.

Back to top

Employee Privacy

At Williams, we respect the privacy of others. We are responsible for maintaining employee privacy through the careful handling of employee information at all times. We, as employees, have the right to expect that our personnel records will only be accessed by those with a legitimate reason for doing so. In turn, we must understand Williams' right to access all company property, communications, records and information created in the business setting.

Back to top

Q&As

What if my supervisor starts to play favorites with job assignments and overtime, and I begin to feel discriminated against? What should I do?
You should tell your supervisor in clear and specific terms that you feel you have not been treated fairly in terms of job assignments and overtime. If you feel your supervisor has not responded to your concerns in a fair manner, take advantage of the other reporting channels available to you and identified in the Introduction to this Code.

If I had a manager that kept asking me out socially after work, even though I had no interest and had continually refused the invitations, what should I do?
Tell him or her no. You should immediately report the situation, most likely to your manager's boss or Human Resources.

If I receive a call from another company requesting a reference check on a former Williams employee, how should I handle the call?
You should not provide any information, but should politely refer the caller to Human Resources. By establishing Human Resources as a clearinghouse for all reference requests, we can ensure that the information we release is accurate, authorized, and representative of the company's position.

Back to top

Compliance With All Laws

Our Core Values talk about integrity and Williams' commitment to its stakeholders – investors, customers, employees and communities. We believe an honest and trusting relationship with all our stakeholders is essential to our long-term business success. This belief drives our commitment to be a good corporate citizen and to comply with all applicable laws and regulations.

We must understand the laws affecting our business activities and be responsible for compliance. Complying with both the spirit and letter of the law best serves the interest of Williams and its stakeholders.

The following is a brief listing of some of the major laws that can impact our business. Because legal issues can be very complex, if in doubt, we are encouraged to seek guidance from our management and legal counsel.

Back to top

Antitrust

Williams believes that fair competition and a free enterprise system serves the best interest of the company and its stakeholders. The antitrust laws were enacted to help preserve the free enterprise system by promoting competition. These laws prohibit business practices that result in unreasonable restraints of trade or discriminatory trade practices. The following are examples of practices that may be illegal:

- Creation of a monopoly or attempts to create a monopoly;
- Agreements among competitors to fix prices, divide markets, allocate customers or limit the quality or production of products; and
- Price discrimination and other predatory trade practices.

Back to top

Trading on Insider Information

Williams recognizes the importance of strong and healthy securities markets. To ensure such markets, and to prevent the misappropriation of a company's confidential information, the law forbids us from purchasing or selling securities if we have material information which has not been made public (inside information). Material information covers such topics as company earnings, acquisitions or divestitures, new products or services, changes in strategy, etc.

The law applies equally to Williams securities and the securities of others who are involved with Williams in what would be a significant transaction for those other entities. Thus, whenever the company is negotiating an acquisition of an entity, company employees should not trade in equity securities of Williams or the to-be-acquired entity. This includes "tipping" others about material, non-public information.

Back to top

Public Disclosures

Williams is committed to complying with all public disclosure laws and regulations, including but not limited to the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. We must assure that all disclosures made in all periodic reports and documents filed with the Securities and Exchange Commission, and other public communications by the company are fair, accurate, timely and understandable. This is an obligation of all employees involved in any aspect of the process of preparing and/or certifying to a public disclosure.

Back to top

Political Contributions

It is important to recognize that we have corporate interests at stake at the federal and state levels, and there are times when it is in our best interests to make our combined voices heard by our elected representatives. Laws governing political contributions are complex and vary in each state and country. In the United States, no company funds can be contributed to candidates for federal office or committees formed to support such candidates. However, certain states and foreign countries do permit political contributions by corporations. The use of company funds or assets for political purposes must be approved through the Government Affairs Department which, among other things, will obtain Legal Department confirmation that the proposed use is permissible under federal, state, or other applicable law.

In accordance with applicable laws and regulations, Williams has established a Political Action Committee (PAC). Employee participation in the Williams PAC is voluntary, and employees have a right not to participate without fear of retaliation.

Back to top

Commercial Bribery

Williams considers one of its most valuable assets to be its reputation of integrity. We seek fair and honest business relationships with all our stakeholders. To that end, Williams does not tolerate the offering or accepting of bribes, kickbacks or other payoffs designed to influence the recipient's judgment.

The following are examples of conduct that is prohibited by Williams:

- Payment or receipt of money, gifts, loans or other favors that are designed to, or may tend to, compromise our ability to make objective and fair business decisions;
- Payment or receipt of kickbacks for obtaining business; and
- Payment of bribes to government officials to obtain favorable treatment.

Back to top

Fraudulent Conduct

Our company is committed to conducting its business dealings in an honest and non-fraudulent manner. We will not intentionally deceive to gain an advantage over or injure another party. All company information provided to any person or entity must be free from deliberate misrepresentation. For example, when dealing with a business associate, we must not make representations we know are false or lack the proper authority.

Back to top

Obstruction of Justice

Williams has always recognized the importance and benefits of a properly functioning justice system. We must always conduct ourselves in a way that does not interfere with or obstruct the operation of any legal or governmental system. This includes:

- Obeying and not hindering the activities supported by legal and governmental mandates; and
- Not tampering with or illegally influencing any person who is scheduled to appear as a witness in any legal or governmental proceeding; and
- Retaining documents consistent with the company's retention policies, and not destroying any records with the intent to impede or obstruct any governmental investigation

Back to top

FERC Standards of Conduct

Williams is committed to treating every customer fairly and equitably, and as an energy company is committed to compliance with the FERC regulations. The FERC Standards of Conduct expressly prohibits Williams interstate natural gas pipelines (Williams' pipelines) from giving its energy affiliates, through a tariff provision or otherwise, undue preference over its non-affiliate customers to ensure that transportation services are provided on a non-discriminatory basis. This prohibition includes the improper exchange of information between Williams' pipelines and its energy affiliates as to non-public transportation information or non-affiliate shipper information.

Back to top

Foreign Business Dealings

Those of us involved in global business must be aware of and comply with international laws, which are frequently complex and unique. One of the most significant laws in this area is the Foreign Corrupt Practices Act. This Act makes it illegal to get or keep business by making improper payments to foreign officials, political parties and governments. The Act also requires significant accounting practices to deter the creation of slush funds to finance illegal payments.

Occasionally, the company has found that certain foreign government officials refuse to perform their ordinary duties without the payment of some small amount, even though they are not significant policy or decision-makers. In some situations, a delay in their performance may materially and adversely affect the regular operations of the company. Under these conditions, and if allowed by law, officers of the company are permitted to authorize "facilitating payments" in small amounts to these officials in order to protect the company's operations. Because the laws and interpretations of each foreign country are complex, legal counsel must be consulted before any payments are made.

Back to top

Q&A

I will be attending a trade association meeting next month and I am curious about our chances for receiving a contract award. I would like to discuss this with other bidders who will be there. Is that all right?
No. You should not discuss bids, terms of contracts, or similar proprietary business information with employees of competing firms. This might give others an unfair advantage, and it might create an antitrust problem. Don't initiate such conversations or respond to any outside inquiries.

My family and friends often ask me about Williams and whether they should buy the company stock. If I tell them what I know about our business prospects and suggest they buy the stock, would that be a problem?
Yes, The rules of "inside" information apply whether you buy or sell stock yourself or if you give the information to someone else. If another person buys or sells stock based on non-public information or "tips" provided by you, both of you could be held liable for violation of federal securities laws. In any case, you should at all times refuse to recommend that anyone buy or sell Williams stock. Besides this concern, employees should never discuss confidential business information with anyone who does not have a need to know it.

Is it permissible for a business representative to entertain a government decisionmaker by taking him or her on an extravagant outing in an effort to speed up a decision on a matter?
Generally the law prohibits any payment, whether direct or, as in this case, indirect, whose purpose is to influence a government employee's behavior. The company, the business representative and the government decisionmaker could all be prosecuted for bribery, if the offer were made and accepted.

Several of my co-workers and I strongly support a certain political candidate. May we work together to support this candidate?
Of course. Williams encourages participation in the political process. However, you may not use company funds, equipment or materials to support the candidate, claim to represent the company's opinions or views of a candidate or issue, and you may not engage in political activities while you are on the job.

We will be attending a foreign trade show and have shipped our product displays from the United States. What if we experience unusual delays in getting our displays released by the customs officials of the foreign country? I'm told it is customary in this country to pay $100 to speed up processing of the customs document. Would this be proper?
In some foreign cultures, it is customary and necessary to make payments called "facilitating payments." These payments are for expediting routine governmental actions such as obtaining a permit or visa. In some cases, these payments may be illegal or improper. Before making such a payment, consult first with the Legal Department.

Back to top

Conflict of Interest

Our Core Values represent a strong commitment to our investors, customers, employees and communities. We always want to act in the best interest of these stakeholders. Therefore, we all are expected to avoid or disclose any activity that may interfere, or have the appearance of interfering, with our responsibilities to Williams and its stakeholders. Activities that cannot be avoided must be disclosed to the immediate supervisor. That supervisor is responsible to establish and monitor procedures that ensure Williams is not disadvantaged.

Although no list of potential conflicts of interest can be complete, the following examples highlight activities which could cause conflicts:

Back to top

Corporate Opportunities

We owe a duty to the company to advance its legitimate interests when the opportunity to do so arises. We should not compete with Williams or use company property, information or our position to divert business opportunities away from Williams for our own personal gain.

Back to top

Outside Employment

The success of Williams depends on our strong commitment to our job responsibilities. While we are permitted to work outside of Williams, we must make sure that such employment does not prevent us from fulfilling our job responsibilities at Williams. We may not be employed by or perform services for a competitor, customer or supplier without prior supervisory approval.

Back to top

Financial Interests

We are all encouraged to pursue a secure financial future for ourselves. At the same time, we want to always take care that our financial involvements do not have a negative impact on our ability to make sound and objective business decisions.

In regard to ourselves or a close relative or associate, a direct or indirect financial interest in any enterprise which does business with, or is a competitor of, Williams represents a potential conflict of interest and should be fully reported to our immediate supervisor. In addition, the company prohibits the following:

- Employee participation in directed share (sometimes known as friends and family) programs offered by other business entities that have or may develop commercial relationships with Williams; and
- Compensation, either directly or indirectly by an external party, to employees who represent the company on the advisory boards of key vendors or industry groups.

Back to top

Gifts and Entertainment

Williams understands that business gifts and entertainment can help build strong relationships with our business partners. However, we must understand that Williams does not tolerate the offering or receiving of gifts and entertainment designed to influence the recipient's judgment. There is no substitute for good judgment in this situation and if we are concerned about any particular situation, we should err on the side of caution.

Back to top

Relatives

Situations may arise where a relative (defined as one who is related to another by blood or marriage) is employed or has a financial stake in an entity that does business with Williams. Frequently, this is not a problem, but the potential for actual or perceived conflicts of interest may exist. Such situations include, but are not limited to, the following:

- A relative involved in a business seeking to provide goods and services to Williams;
- Gifts or other benefits offered to a relative by any enterprise that does business with Williams; and
- A relative working for a competitor.

We all need to be cautious of situations that can result in our inability to make objective business decisions, or lead to the disclosure of competitive or confidential information.

Back to top

Q&A

I am thinking about starting my own outside business to bring in some extra income. Would this be a conflict of interest?
An outside business activity does not necessarily put you in a conflict of interest situation. If your outside

business activity did not compete with Williams, and your participation in this business was accomplished outside your normal work hours and did not adversely impact your ability to do your job, this would probably not be a conflict of interest. However, you should review the matter with your supervisor before starting the activity.

A Williams officer is thinking about taking a potential customer to an exclusive resort. Would this be acceptable?
If the purpose of this activity is to help build a good working relationship with the potential customer, then it would be acceptable. However, the activity would be against company policy if (1) it was offered in return for securing the potential customer's business or (2) it was an attempt by the officer to compromise the potential customer's ability to make objective and fair business decisions.

What are the guidelines if I have a relative who works for one of Williams' competitors?
There is nothing wrong with relatives (or other personal relations) working for competitors or suppliers. However, you should be doubly aware of any potential conflict of interest (for example, there should be no discussion or exchange of sensitive information). It would be a good idea to alert your supervisor, thereby evidencing your appreciation of the potential sensitivity of the situation.

Back to top

Protecting Company Assets

Taking care of our company assets is a critical part of our ability to be successful. We are all responsible for safeguarding the company resources entrusted to us. The wise use of these assets significantly benefits Williams and its stakeholders.

Back to top

Use of Company Assets

How we use and care for our company assets can have a direct impact on our financial success. We are responsible for properly handling those assets that are entrusted to us. In general, we may not take, loan, donate, sell, damage or use company assets for non-corporate purposes unless specifically authorized. However, occasional personal use of certain company equipment (ie. personal telephone calls, facsimiles, e-mails, Internet access) is permissible if the frequency and cost of such use is not excessive and does not conflict with company business or policy.

Back to top

Recording of Funds, Assets, Etc.

The proper management and recording of company funds, assets, liabilities and business transactions is critical for supporting Williams' day-to-day operations. It allows the company to maximize the benefits of all its available resources. Thus, we must maintain books and records, through adequate internal controls and procedures, which reflect actual transactions and conform to generally accepted accounting principles.

Back to top

Confidential Information

Much of the information developed or held by Williams is confidential and must be protected from unauthorized disclosure. This information plays a key role in our business strategies. We are responsible for safeguarding such information in order to maintain our competitive advantage in the marketplace.

A few examples of confidential information are financial data, employee records, marketing research, pricing and sales programs. Materials that contain confidential data, such as notebooks, e-mail, memos, etc., should always be securely stored and shared only on a need-to know basis.

Back to top

Intellectual Property

Our ideas, concepts and other information we produce are important assets to Williams. This "intellectual property" is central in developing new products and attracting new business opportunities. Examples of intellectual property include patents, trademarks, copyrights and trade secrets.

We are responsible for identifying and protecting Williams' intellectual property at all times. In addition to protecting the intellectual property of Williams, we will also afford this same respect toward the intellectual property of others.

Back to top

Q&A

My group is receiving new personal computers and printers. The local elementary school in my neighborhood could really use the old equipment. May I donate it to the school on Williams' behalf?
Though company equipment may be obsolete, there are other factors that must be considered before the company chooses to discard or donate it, such as accounting practices and corporate contribution policies. Therefore, check with Williams management before making a donation of company property.

If a supplier inadvertently leaves a document in my office that is related to a competitor's product, can I keep or make a copy of the document and share it with others to benefit Williams?
No. The document may be confidential and cannot be disclosed without proper authorization. Reviewing it would violate our policy and may lead to a lawsuit. Once such a document is discovered, it should be brought to the attention of your supervisor and the Legal Department.

Back to top

Williams Ethics & Compliance Program

Program Description
This Code is just one component of the company's overall Ethics & Compliance Program, which was established to (a) effectively communicate the company's business conduct expectations to all employees and (b) provide the necessary means to help prevent, detect and report violations of law and company policy. Other major components of this program include our Core Values & Beliefs, company policies/procedures/practices, and annual compliance training.

In addition, high-level personnel have been assigned responsibility for ensuring the effectiveness of the Ethics & Compliance Program. For example, Group Compliance Officers (consisting of the top officer of each operating group, plus the Chief Ethics and Compliance Officer for the corporate group) are responsible for adopting, implementing and maintaining the Ethics & Compliance Program within their respective groups. An Ethics Advisory Panel (made up of high-level representatives from each of the major groups within Williams) meets regularly to oversee the effectiveness of the Ethics & Compliance Program. Also, the Ethics & Compliance Program is overseen by the Audit Committee and the Nominating and Governance Committee of the Williams Board of Directors.

The chart below shows the organizational structure of the Ethics & Compliance Program.

Ethics & Compliance Program Organizational Structure


Board of Directors
Audit Committee
Nominating & Governance Committee
Group Compliance Officers
Ethics Advisory Panel
Chief Ethics & Compliance Officer
Business Ethics Resource Center
FERC Standards of Conduct Compliance Officer

Back to to

Contact Information

If you need to contact anyone within the Ethics & Compliance Program organization, or have any questions regarding the company's Ethics & Compliance Program, please contact the Business Ethics Resource Center as follows:

Call:
(918) 573-2139
(800) 324-3606 (Action Line, if you want to call anonymously)

Stop by: 38-4 Floor of The Williams Tower

Fax: (918) 573-6831

E-mail: actionline@williams.com

Regular Mail:
Williams
One Williams Center
Tulsa, OK 74172
Attn: Business Ethics Resource Center, MD 39-5

Back to top

© 2007 The Williams Companies, Inc. All rights reserved. 800-Williams (800-945-5426)

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY, PRESIDENT
RICHARD L. TRUMKA, SECRETARY-TREASURER
ARLENE HOLT BAKER, EXECUTIVE VICE PRESIDENT

Gerald W. McEntee, Patricia Friend, Robert A. Scardelletti, Harold Schaitberger, Cecil Roberts, Edward J. McElroy Jr., Baxter M. Atkinson, Vincent Giblin, Warren George, Robbie Sparks, Alan Rosenberg, Gene Upshaw, Michael Goodwin, R. Thomas Buffenbarger, Edwin D. Hill, Edward C. Sullivan, Ron Gettelfinger, John Gage, William Hite, Gregory J. Junemann, Nancy Wohlforth, Capt. John Prater, Michael Sacco, William Lucy, Elizabeth Bunn, Joseph J. Hunt, William Burrus, James Williams, William H. Young, Andrea E. Brooks, Laura Rico, Paul C. Thompson, Rose Ann DeMoro, Frank Hurt, Leon Lynch, Michael J. Sullivan, Clyde Rivers, Leo W. Gerard, John J. Flynn, Nat LaCour, Larry Cohen, Thomas C. Short, James C. Little

February 5, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Williams Companies, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Williams Companies, Inc. ("Williams" or the "Company"), by letter dated January 15, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Williams urges:

> that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries (emphasis added).

Williams' letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. Williams argues that the Proposal is in violation of:

- Rule 14a-8(i)(7) as an ordinary business matter, despite the fact that the Proposal addresses a significant social policy issue, and
- Rule 14a-8(i)(10) because Williams has substantially implemented the Proposal, even though the statutory, regulatory and Company Code of Conduct for directors is inapplicable to conflicts of interest involving significant social policy issues.

The Proposal was carefully crafted to address the significant social policy issue of health care reform and the conflicts of interest that arise when health industry affiliated directors vote or chair board actions on this issue. The statutory and regulatory requirements on director conflicts of interest cited by Williams, together with the Company's own policies and procedures on conflicts of interest, address commercial transactions, not conflicts of interest on significant social policy issues.

II. Health industry affiliated director conflicts of interest are significant social policy issues and may not be excluded under Rule 14a-8(i)(7).

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters….'" The Proposal before Williams is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micromanage the Company. Instead, it urges the board to integrate the Company's existing policies with an amended policy to protect the Company and shareholders from health industry affiliated director conflicts of interest.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues…. That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, Williams is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[2] In September, the CEOs of Kelly Services and Pitney Bowes, Inc., together with GE's Global Health Director, called on Congress to enact health care reform.[3] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[4] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[5] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[6]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[7]

---

[1] *The Wall Street Journal*, December 4, 2007. p A1.

[2] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007. http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[3] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[4] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[5] *The Wall Street Journal*, November 13, 2007, p. B4.

[6] *The New York Times*, February 7, 2007.

[7] *The New York Times*, August 31, 2007.

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[8] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which successfully lobbied Verizon to end its involvement in the coalition.[9]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's presiding director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[10] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[11]

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in

---

[8] *The New York Times*, September 4, 2002.
[9] Verizon Communications, SEC Def.14A, 2003.
[10] *The New York Times*, October 5, 2007.
[11] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.

the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[12]

At least 21 major companies (Attachment "A"), including Williams, have multiple health industry affiliated directors serving on their boards of directors.[13]

1. Companies now recognize health care reform as a significant social policy issue and have amended their conflicts of interest policies for health industry affiliated directors accordingly.

At the same time Proponent filed the Proposal at Williams, Proponent filed virtually identical social policy conflicts of interest proposals for health industry affiliated directors at the American Express Company, the McGraw-Hill Companies and Electronic Data Systems (EDS). In addition, proponents filed proposals calling upon companies to adopt principles on the significant social policy issue of health care reform at IBM, General Electric and Bristol-Meyers Squibb. Instead of seeking No-Action Letters from the Commission to exclude these proposals, American Express, McGraw-Hill, IBM, General Electric and Bristol-Meyers Squibb each commenced dialogues with proponents and each has agreed to revise director conflicts of interest policies or issue corporate statements of principles for health care reform.[14] Proponents have agreed to withdraw the proposals and, in the case of Bristol-Meyers Squibb, the company has withdrawn its request to the Commission for a No-Action Letter.

Finally, EDS, whose request for a No-Action Letter was granted, *Electronic Data Systems Corporation* (January 24, 2008), nevertheless agreed to amend its conflict of interest policies after dialogue with the Proponent.[15]

---

[12] Maher, W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003).
[13] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director Daniel F. Pedrotty, October 4, 2007.
[14] The McGraw-Hill Companies: http://media.corporate-ir.net/media_files/irol/96/96562/Director_Code_Ethics_2008.pdf (accessed January 30, 2008); American Express Company: email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, January 3, 2008; Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008; IBM: Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached); GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General Electric, to Sister Barbara Kraemer, President, School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.
[15] Email from David B. Hollander, Legal Manager-Corporate Acquisitions and Finance, EDS, to Robert E. McGarrah, Jr., Counsel, AFL-CIO Office of Investment, February 1, 2008.

C. The Proposal presents a significant public policy issue that is not addressed by, but is entirely compatible with, Williams' existing policies on conflicts of interest.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998).)

Williams appears to have ignored the fact that the Proposal specifically states that the Proposal urges the board to adopt a policy addressing:

> conflicts associated with company involvement in public policy issues related to their [directors'] health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions (emphasis added).

Instead, the Company repeatedly misconstrues the Proposal as a conflicts of interest policy request that micromanages ordinary business matters of employee benefits. It does nothing of the kind. The Proposal addresses health care reform as an external, significant social policy issue facing the Nation and the Company. The Proposal focuses on health industry affiliated director conflicts associated with Company involvement in this significant social policy issue.

Williams Companies directors William R. Howell and George A. Lorch each serve as directors of Pfizer, Inc. Both sit on the Nominating and Governance Committee at the Company. Mr. Howell is the lead director and also chair of the Compensation Committee at the Company. Each exercises significant authority over the actions of the Williams' board of directors, including the power to determine the agenda for board meetings. As Pfizer directors, however, they must routinely take positions on the significant social policy issue of health care reform that are in conflict with the interests of the Williams Companies. For example, Pfizer is opposed to any amendments to Medicare that would empower the federal government to negotiate prices of prescription drugs with pharmaceutical companies, or to establish a Medicare formulary. Apart from pharmaceutical companies like Pfizer, the Williams Companies and all other businesses would realize significant savings from such an amendment to Medicare because the prices of prescription drugs would decline.[16]

Proponent agrees with the Company that it is not in the business of health care, nor does its board of directors routinely deal with the significant social policy issue of health care reform.

---

[16] House Committee on Oversight and Government Reform, "Private Medicare Drug Plans: High Expenses and Low Rebates Increase the Cost of Medicare Drug Coverage," Washington, DC, October 2007, p.i.

But it is precisely because health care reform is a significant social policy issue that Williams' health industry affiliated directors must recuse themselves from voting on this issue. Williams' existing policies and practices do not require them to recuse themselves because the issue is not considered to be one of the personal financial interests covered by the Company's existing policies and practices. Unless they recuse themselves from voting, there is at least the appearance of a director conflict of interest.

The Company cites *Westinghouse Electric Corporation*, 1997 SEC No-Act. LEXIS 162 (January 28, 1997), in support of its argument to exclude the Proposal as a matter of ordinary business. The proposal in *Westinghouse*, however, involved a proposal that the board of directors "avoid business relationships with non-management directors." Westinghouse already had policies relating to such transactions in effect. The Proposal before Williams, however, is a significant social policy issue that involves a matter not covered by the Company's existing policies and practices. It is certainly not a matter of ordinary business.

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527 (April 4, 2003), involved a conflicts of interest proposal, but Williams conveniently ignores the fact that the Commission's decision specifically noted that the proposal before Genetronics attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before Williams, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

Verizon Communications, Inc., 2007 SEC No-Act. LEXIS 268 (February 23, 2007), involved a proposal requesting the formation of a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability." The breadth of that proposal and its obvious involvement in ordinary business is in stark contrast to the Proposal before Williams, which goes to the matter of a significant social policy issue and is narrowly targeted to be compatible with existing procedures and practices at the Company.

Similarly, *Costco Wholesale Corporation*, 2003 SEC No-Act. LEXIS 817 (December 11, 2003), involved a proposal requesting that the board develop "a thorough Code of Ethics that would also address issues of bribery and corruption" as well as a report on the new code. The breadth and scope of the proposal centered on the ordinary business of Costco. The Proposal before Williams, however, is narrowly targeted to the significant social policy issue and in no way impinges upon the ordinary business of the Company.

Also cited by Williams, *Chrysler Corporation*, 1998 SEC No-Act. LEXIS 415 (March 18, 1998), had nothing to do with conflicts of interest and, instead, involved the development of a "comprehensive code of conduct to guide the formulation of company policies, programs, and practices to address the new challenges…in the global marketplace." The Chrysler proposal involved ordinary business matters, unlike the Proposal before Williams, which is centered on a significant social policy issue.

USX Corporation, 1995 SEC No-Act. LEXIS 1005 (December 28, 1995), is also inapposite. The proposal before USX involved a wholesale revision of the company's code of ethics and conduct. That was a matter of ordinary business before the company. The Proposal before Williams, however, involves nothing of the kind. It centers on a significant social policy issue that is not now part of the Company's code of conduct.

McDonald's Corporation, 1990 SEC No-Act. LEXIS 517 (March 19, 1990), cited by Williams, is yet another case of a proposal involving a wholesale revision of the company's code of conduct: "[T]he staff has particularly noted that the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the Company's management, the Company's employee/employer relations, the Company's customer and business policies and the Company's relationship with its shareholders. In the Division's view, these matters involve decisions dealing with the Company's business operations as illustrated by the Company's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies departments, and committees." In contrast, the Proposal before Williams is targeted to a significant social policy issue that is not addressed by Williams' existing policies and practices on conflicts of interest. It, however, is entirely compatible with them.

Transamerica Corporation, 1986 SEC No-Act. LEXIS 1690 (January 22, 1986), was also a case of a proposal seeking the wholesale adoption of a company-wide code of conduct. Proponent does not dispute the fact that Williams has a company-wide code of conduct. The Proposal addresses a significant social policy issue not addressed by the Company's code of conduct. It is not, therefore, a matter of ordinary business.

Proponent does not dispute the fact that Williams' management is involved with ordinary business operations such as the purchase and management of health care benefits at the Company. This Proposal has little, if anything, to do with those matters. Instead, it involves the Company's board of directors stating principles on a significant social policy issue, *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007). (Statement on labor and human rights is not ordinary business.) The Proposal is a matter best addressed, as demonstrated by other companies, including McGraw-Hill, IBM, EDS and American Express, that received this same proposal, by amending the Company's code of conduct to deal with health industry affiliated director conflicts as a significant social policy issue.

D. The Proposal addresses the significant social policy issue of health care reform and does not relate to ordinary business matters of employee benefits.

Williams claims that the Proposal pertains to health care costs and is therefore excludable. Williams' reasoning ignores the fact that significant social policy issues, at some level, always involve costs. But that does not make them excludable under Rule 14a-8(i)(7). Just as the significant social policy issue of labor and human rights pertains to employee wage costs, and is not excludable, so the significant social policy issue of health care reform pertains to health benefits costs and is not, therefore, excludable. Framed as it is in the Proposal before Williams, the issue is one that is an externality, involving the Company, but more importantly the Nation.

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 446 (April 11, 2007), involved a report on GM's health care costs for GM employees and retirees and their dependents and their implication for various policy developments in health care. *Target Corporation*, 2007 SEC No-Act. LEXIS 290 (February 27, 2007), also involved reporting on health care costs, a matter the company dealt with in the ordinary course of business. Unlike the Proponent's Proposal, which calls for the adoption of amendments to conflicts of interest policies regarding a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation* and *Target Corporation* would have required each company to conduct internal risk assessments.

Commission decisions in both *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), are relevant to the Proposal before Williams. Like Williams, McDonald's and Costco each cited "ordinary business operations," to exclude proposals on significant social policy issues that called for the adoption of a company code of conduct. The Staff denied each company's request.

Williams also argues that the Proposal deals with ordinary conflicts of interest matters that are routine business before the board of directors. The plain language of the Proposal reveals that it is designed to deal with a significant social policy issue affecting health industry affiliated directors. The Commission decisions cited by Willams do not support the exclusion of a Proposal whose sole purpose is to address a significant social policy issue.

III. Williams has failed to demonstrate that it has substantially implemented the Proposal because health industry affiliated conflicts of interest on significant social policy issues are completely unaffected by the Company's existing policies and its compliance with statutory and regulatory authorities.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10). Williams cites Exchange Act Release No.12598 (July 7, 1976) to the effect that it has "already taken actions to address each element" of the Proposal. A comparison of the Proposal and Williams' Code of Conduct clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in significant social policy issues related to directors' health industry affiliations. Citing Exchange Act Release No. 20091 at § II.E.6. (August 16, 1983), 1998 Release at n.30 and accompanying text, and Texaco, Incorporated 1991 SEC No-Act. LEXIS 500 (March 28, 1991) the Company then appears to claim that its "'particular policies, practices and procedures compare favorably with the guidelines of the proposal.'" They do not. The Proposal does not deal with the personal financial conflicts or related transactions addressed by the Company's existing policies and procedures. Instead, the Proposal deals with a significant social policy issue and the conflicts that arise when health industry affiliated directors address this issue.

Williams cites *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991), in support of its claim that it had satisfactorily addressed the underlying concerns of the Proposal. But *Texaco* involved a proposal calling for the adoption of the Valdez environmental standards at the time the company had taken environmental actions to address the very issues raised by the proposal. Williams is in no position to make such a claim because it has taken no action at all. Unlike American Express, McGraw-Hill and EDS, each of which took action after receiving this identical proposal, Williams has done absolutely nothing.

Williams also cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. Williams proposes to take no action whatsoever. Indeed, Williams contends that it has already taken the actions requested by the Proposal, when the Company's own Code demonstrates that it has not done so.

NYSE Corporate Governance Standard 303A.10, which Williams cites as evidence of its substantial implementation of the Proposal, addresses the "private interest" of a director that may appear to be in conflict with the interests of the corporation as a whole. The conflicts presented by health industry affiliated directors who deal with the significant social policy issue of health care reform, however, are not private transactional interests. The very nature of a significant social policy issue is its public character. There is no personal financial stake involved. While it is true, for example, that the market share of pharmaceutical companies rose as a result of the Medicare Modernization Act, the personal, transactional matters framed by NYSE 303A.10 would not pick up the conflict for a Williams director like Pfizer directors William R. Howell and George A. Lorch. Yet as Williams directors, they have a conflict of interest if they fail to advise Williams or vote to oppose amendments to the Medicare Modernization Act that would empower the federal government to negotiate prescription drug prices directly with Pfizer.

The same observations apply to Williams' contention that Item 404(b) of Regulation S-K substantially implements the Proposal. Indeed, Item 404(b) is explicitly titled "Review, approval or ratification of transactions with related persons" (emphasis added). There is no transaction involved with Williams' adoption or rejection of matters relating to the significant social policy issue of health care reform. There is no financial transaction. Regulation S-K simply does not apply and, like NYSE Standard 303A.10, Williams' claim that it has substantially implemented the Proposal falls far short of implementation.

Finally, the Company describes the director "duty of loyalty" under the Delaware General Corporation Law ("DGCL") as yet another basis for its claim of substantial implementation of the Proposal. The DGCL and the cases cited by Williams, however, do not stand for the principle that the DGCL applies to director conflicts involving a significant social policy issue. *In re The Walt Disney Co. Derivative Litigation*, 2004 Del. Ch. LEXIS 132, involved the board's consideration of executive compensation. *In re Tri-Star Pictures, Inc. Litig.*, 1995 Del. Ch. LEXIS 27, involved a proposed corporate transaction. Indeed, the very language of the DGCL cited by Williams applies only to "transactions between a corporation and another organization where one of the corporation's directors serves as a director or officer, and contracts or transactions in which a director has a financial interest."

Williams' claim of substantial implementation is further undermined by its reliance upon *Intel Corporation*, 2005 SEC No-Act. LEXIS 215 (February 14, 2005). Intel's adoption of the Financial Accounting Standards Board Statement 123(R), requiring the expensing of stock options was, in fact, a substantial implementation of the proposal's request for a company policy requiring the very same thing. Williams, unlike Intel, cannot show it has any policy, procedure or applicable regulation or statute that applies to director conflicts on significant social policy issues.

IV. Conclusion

Wiliams has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal presents a significant social policy issue that transcends day-to-day business matters at Williams. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

A review of the Williams' Code of Conduct with respect to director involvement in significant social policy issues clearly shows that Willams has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since Williams has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Williams' shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

Attachments

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY
PRESIDENT

RICHARD L. TRUMKA
SECRETARY-TREASURER

LINDA CHAVEZ-THOMPSON
EXECUTIVE VICE PRESIDENT

Gerald W. McEntee
Patricia Friend
Robert A. Scardelletti
Michael J. Sullivan
Joseph J. Hunt
Edward C. Sullivan
Ron Gettelfinger
John Gage
William Hite
Gregory J. Junemann
Nancy Wohlforth

Gene Upshaw
Michael Goodwin
John M. Bowers
Capt. Duane Woerth
Cheryl Johnson, R.N.
William Burrus
James Williams
William H. Young
Andrea E. Brooks
Laura Rico
Paul C. Thompson

Michael Sacco
William Lucy
R. Thomas Buffenbarger
Harold Schaitberger
Clyde Rivers
Leo W. Gerard
John J. Flynn
Nat LaCour
Larry Cohen
Thomas C. Short
James C. Little

Frank Hurt
Leon Lynch
Elizabeth Bunn
Edwin D. Hill
Cecil Roberts
Edward J. McElroy Jr.
Baxter M. Atkinson
Vincent Giblin
Warren George
Robbie Sparks
Alan Rosenberg

October 4, 2007

ATTACHMENT A

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees of Company of Concern	Directorships of Healthcare Companies	8/28/07 value of share holdings of Company of Concern	8/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	$ 378	Leschly, Jan	Chair, Comp & Benefits Committee; Exec & Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Rehemund, Steven S.	Audit Committee	Johnson & Johnson	$ 296,850	$ 393,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2505%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,993,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	$ 26,990	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,338,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 166,009	$ 313,616	190%
Bank of America Corp. (BAC)	$ 1,450	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,618	$ 57,656,934	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	$ 89	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medtronic Inc.	$ -	$ 1,162,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	$ 8,240	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,238	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	$ 803	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,693	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,296	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Dunbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gillis, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	70%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 456,868	360%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,944,298	$ 669,475	7%
		Kangas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,600	
		Kangas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,765	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	$ 6,340	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 393,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE) 6th largest unfunded OPEB liability	$ 6,559	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,335,156	$ 89,687,333	3745%
		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,952,832	$ 206,760	7%

Data sources: The Corporate Library, Lionshares.com, SEC filings, Standard and Poors

AFL-CIO Office of Investment

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	$ 51,060	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,338	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee, Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA.	$ 220,200	$ 23,958,470	10885%
Honeywell International Inc. (HON)	$ 9,280	Howard, James	Audit Committee	Walgreen Co.	$ 562,774	$ 2,242,908	406%
		Soderberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Soderberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301,929	$ 305,435	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Pharmaceuticals LLC, CEO	$ 177,600	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,561	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	$ 5,720	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
8th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Nora A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	$ 92	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chmn)	$ 45,820	$ 20,526,454	44798%
The McGraw-Hill Cos. Inc. (MHP)	$ 144	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	$ 217	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,076,764	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 623,221	$ 414,483	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,967	$ 57,926,919	13566%
Prudential Financial Inc. (PRU)	$ 1,439	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,380	$ 4,630,865	2334%
		Gray, William H. III	Chair, Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 38,168,816	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees of Company of Concern	Directorships at Healthcare Companies	8/29/07 value of share holdings of Company of Concern	8/29/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	$ 2,390	Helman, Peter S.	Audit Committee, financial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 148,580	$ -	0%
		Welters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committees	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Welters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,229	203%
Target Corp. (TGT)	$ 115	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,390	$ 366,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,816	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lilly and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc (VZ) 4th largest unfunded OPEB liability	$ 23,020	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,338,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,338,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,595,561	3543%
The Williams Cos. Inc. (WMB)	$ 132	Howell, William R.	Lead Director; Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,629,022	$ 42,753	3%

RECEIVED

DEC 21 2007

IBM

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

ATTACHMENT B

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Williams Companies, Inc.
Incoming letter dated January 15, 2008

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that The Williams Companies may exclude the proposal under rule 14a-8(i)(7), as relating to The Williams Companies' ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if The Williams Companies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which The Williams Companies relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END